UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*1

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

This amended Schedule 13G is being filed solely to correct a prior administrative error where the previous filing was made under an incorrect CIK which belonged to the Issuer’s predecessor entity.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[1]

The reporting persons previously filed an initial Schedule 13G in respect of the Issuer’s shares on February 13, 2019 (the “Original Schedule 13G”). Due to a clerical error, the Original Schedule 13G was inadvertently filed under the CIK code belonging to the Issuer’s predecessor entity, SolarWinds, Inc. This Amendment No. 1 to the Original Schedule 13G is being filed solely to correct this clerical error.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2018.

CUSIP No. 83417Q105

(1)	Names of reporting persons Howard Hughes Medical Institute
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 555,095 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 555,095 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 555,095 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.18% (See Item 4)
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

Item 1(a) Name of issuer: SolarWinds Corporation (the “Company”)

Item 1(b) Address of issuer’s principal executive offices: The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

2(a) Name of person filing:

This Schedule 13G is being filed by Howard Hughes Medical Institute.

2(b) Address or principal business office or, if none, residence:

4000 Jones Bridge Road, Chevy Chase, MD 20815

2(c) Citizenship:

The Reporting Person was organized under the laws of the State of Delaware.

2(d) Title of class of securities:

Common stock, par value $0.001 per share (the “Common Stock”)

2(e) CUSIP No.:

83417Q105

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _________________________

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: In the aggregate, the Reporting Person beneficially owns 555,095 shares of Common Stock. The Reporting Person and certain other stockholders listed on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that it is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, as of December 31, 2018, such a “group” would be deemed to beneficially own an aggregate of 275,327,427 shares of Common Stock, or 88.8% of the total number of shares outstanding.

The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain other stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b)

Percent of class: The Reporting Person beneficially owns 555,095 shares of Common Stock, or 0.18% of the total number of shares outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

SCHEDULE 13G

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Person expressly disclaims that it has agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of 5 Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. See Items 2(a)-2(c)

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications

Not Applicable

Annex A

List of Other Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Hermes USA Investors Venture II LP

Lexington Co-Investment Holdings III L.P.

Meranti Fund L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

NPS Co-Investment (A) Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

SMRS-TOPE LLC

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.,

Thoma Bravo Executive Fund XII, L.P.,

Thoma Bravo Executive Fund XII-A, L.P.,

Thoma Bravo Fund XI, L.P.,

Thoma Bravo Fund XI-A, L.P.,

Thoma Bravo Fund XII, L.P.,

Thoma Bravo Fund XII-A, L.P.,

Thoma Bravo Special Opportunities Fund XII, L.P.,

Thoma Bravo Special Opportunities Fund XII-A, L.P.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2019

Howard Hughes Medical Institute

/s/ Landis Zimmerman
By: Landis Zimmerman

Its: Vice President and Chief Investment Officer